Pricing Supplement No. 2006-MTNA A036 Dated February 16, 2006

(To Prospectus Supplement Dated June 1, 2005 and Prospectus Dated May 3, 2005)

Rule 424(b) (3)                 File Nos. 333-122925 & 333-122925-01

413,200 Equity LinKed Securities (ELKS®)

Citigroup Funding Inc.

Medium-Term Notes, Series A

(Registered Notes — Fixed Rate)

Payments Due from Citigroup Funding Inc. Fully and Unconditionally Guaranteed by Citigroup Inc.

9.05% ELKS® Mandatorily Exchangeable into the Common Stock of Outback Steakhouse, Inc. Due 2006

•	The ELKS will mature on August 24, 2006 and bear interest at the rate of 9.05% per annum, payable monthly on the 24th day of each month, beginning March 24, 2006 and ending at maturity.

•	At maturity you will receive, for each $41.47 principal amount of ELKS:

o	1 share of Outback Steakhouse common stock, which we refer to as the exchange ratio and which is subject to adjustment for a number of dilution events, if the closing price of Outback Steakhouse common stock on August 17, 2006 is less than or equal to $45.617, which we refer to as the cap price; or

o	a number of shares of Outback Steakhouse common stock equal to the product of (i) the exchange ratio and (ii) a ratio equal to the cap price divided by the closing price of Outback Steakhouse common stock on August 17, 2006, if the closing price of Outback Steakhouse common stock on August 17, 2006 is greater than the cap price.

•	Instead of any fractional share of Outback Steakhouse common stock you would otherwise receive at maturity for each ELKS, you will receive an amount in cash equal to the value of such fractional share on August 17, 2006.

•	If the closing price of Outback Steakhouse common stock on August 17, 2006 is less than $41.47, which we refer to as the initial share price, the value of Outback Steakhouse common stock you receive at maturity for each ELKS will be less than the principal amount of each ELKS and could be zero. You will not in any case receive Outback Steakhouse common stock with a value on August 17, 2006 of more than the product of (i) the exchange ratio and (ii) a ratio equal to the cap price divided by the closing price of Outback Steakhouse common stock on August 17, 2006.

•	The ELKS will be issued in minimum denominations of $41.47 and integral multiples of $41.47

•	We will not apply to list the ELKS on any exchange.

Investing in the ELKS involves a number of risks.     See “ Risk Factors Relating to the ELKS” beginning on page PS-6.

The ELKS represent obligations of Citigroup Funding Inc. only and do not represent an obligation of or interest in Outback Steakhouse, Inc. or any of its affiliates. Outback Steakhouse, Inc. is not involved in any way in this offering and has not authorized, sponsored or consented to the issuance of the ELKS.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the ELKS or determined that this prospectus, prospectus supplement and pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The ELKS are not deposits or savings accounts but are unsecured debt obligations of Citigroup Funding Inc. and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality.

	Per ELKS	Total
Public Offering Price	$41.47	$17,135,404
Agent’s Discount	$0.00	$0
Proceeds to Citigroup Funding Inc. (before expenses)	$41.47	$17,135,404

We expect that delivery of the ELKS will be made against payment therefor on or about February 24, 2006. Because the ELKS will not settle in T+3, purchasers who wish to trade the ELKS on the date hereof or the next following business day will be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own investment advisor.

The ELKS are being offered through Citigroup Global Markets Inc., as principal.

Citigroup

SUMMARY INFORMATION — Q&A

This summary includes questions and answers that highlight selected information from the accompanying prospectus and prospectus supplement and this pricing supplement to help you understand the 9.05% ELKS Mandatorily Exchangeable into the Common Stock of Outback Steakhouse, Inc. You should carefully read the entire prospectus, prospectus supplement and pricing supplement to understand fully the terms of the ELKS, as well as the principal tax and other considerations that are important to you in making a decision about whether to invest in the ELKS. You should, in particular, carefully review the section entitled “Risk Factors Relating to the ELKS,” which highlights a number of risks, to determine whether an investment in the ELKS is appropriate for you. All of the information set forth below is qualified in its entirety by the more detailed explanation set forth elsewhere in this pricing supplement and the accompanying prospectus supplement and prospectus.

What Are the ELKS?

The ELKS are a series of unsecured senior debt securities issued by Citigroup Funding Inc., the payments on which are fully and unconditionally guaranteed by Citigroup Inc. The ELKS will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and the guarantee of payments due under the ELKS will rank equally with all other unsecured and unsubordinated debt of Citigroup. The ELKS mature on August 24, 2006 and do not provide for earlier redemption by you.

Each ELKS represents a principal amount of $41.47. You may transfer the ELKS only in minimum denominations of $41.47 and integral multiples of $41.47. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the ELKS in the form of a global certificate, which will be held by the Depository Trust Company or its nominee. Direct and indirect participants in DTC will record beneficial ownership of the ELKS by individual investors. Accountholders in the Euroclear or Clearstream Banking clearance systems may hold beneficial interests in the ELKS through the accounts that each of these systems maintains as a participant in DTC. You should refer to the section “Description of the Notes — Book-Entry System” in the prospectus supplement and the section “Book-Entry Procedures and Settlement” in the prospectus.

Will I Receive Interest on the ELKS?

The ELKS bear interest at the rate of 9.05% per annum. We will pay interest in cash monthly on the 24th day of each month, or the immediately next business day, commencing on March 24, 2006 and ending on August 24, 2006 (maturity).

What Will I Receive at Maturity of the ELKS?

At maturity, you will receive for each ELKS you hold the maturity payment. The maturity payment for each ELKS will equal either:

•	a number of shares of Outback Steakhouse common stock equal to the exchange ratio, if the trading price of Outback Steakhouse common stock on the fifth trading day before maturity is less than or equal to the cap price (any fractional share will be paid in cash); or

•	a number of shares of Outback Steakhouse common stock equal to the product of (i) the exchange ratio and (ii) a ratio equal to the cap price divided by the trading price of Outback Steakhouse Inc. common stock on the fifth trading day before maturity, if the trading price of Outback Steakhouse common stock on the fifth trading day before maturity is greater than the cap price (any fractional share will be paid in cash).

As a result, if the trading price of Outback Steakhouse common stock on the fifth trading day before maturity is less than or equal to $41.47, the value of Outback Steakhouse common stock you receive at maturity for each ELKS may be less than the price paid for each ELKS, and could be zero. You will not in any case receive Outback Steakhouse common stock with a value on August 17, 2006 of more than the product of (i) the exchange ratio and (ii) a ratio equal to the $45.617 divided by the trading price of Outback Steakhouse common stock on August 17, 2006.

The exchange ratio equals 1 share of Outback Steakhouse common stock for each $41.47 principal amount of ELKS.

The cap price equals $45.617, approximately 110% of the initial share price of $41.47.

How Has Outback Steakhouse Common Stock Performed Historically?

We have provided a table showing the high and low sale prices for Outback Steakhouse common stock and the dividends paid on such stock for each quarter since the first quarter of 2001. You can find this table in the section “Historical Data on the Common Stock of Outback Steakhouse” in this pricing supplement. We have provided this historical information to help you evaluate the behavior of Outback Steakhouse common stock in recent years. However, past performance is not necessarily indicative of how Outback Steakhouse common stock will perform in the future. You should also refer to the section “Risk Factors — You Will Have No Rights Against Outback Steakhouse, Inc. Prior to Receiving Any Shares of Outback Steakhouse Common Stock at Maturity” in this pricing supplement.

What Are the United States Federal Income Tax Consequences of Investing in the ELKS?

In purchasing an ELKS, you agree with Citigroup Funding that you and Citigroup Funding intend to treat an ELKS for U.S. federal income tax purposes as a Funding capped forward purchase contract to purchase shares of Outback Steakhouse common stock. In addition, you and Citigroup Funding agree to treat the amounts invested by you as a cash deposit that will be used to satisfy your purchase obligation under the ELKS. Under this treatment, holders generally will be required to include the cash distributions on the ELKS as ordinary income at the time such amounts are accrued or received in accordance with their method of accounting. Due to the absence of authority as to the proper characterization of the ELKS, no assurance can be given that the Internal Revenue Service will accept, or that a court will uphold, the characterization and tax treatment described above. You should refer to the section “Certain United States Federal Income Tax Considerations” in this pricing supplement for more information.

Will the ELKS Be Listed on a Stock Exchange?

The ELKS will not be listed on any exchange.

Can You Tell Me More About Citigroup and Citigroup Funding?

Citigroup is a diversified global financial services holding company whose businesses provide a broad range of financial services to consumer and corporate customers. Citigroup Funding is a wholly-owned subsidiary of Citigroup whose business activities consist primarily of providing funds to Citigroup and its subsidiaries for general corporate purposes.

Citigroup’s consolidated ratio of income to fixed charges and consolidated ratio of income to combined fixed charges including preferred stock dividends for the nine months ended September 30, 2005 and each of the five most recent fiscal years are as follows:

	Nine Months Ended September 30, 2005	Year Ended December 31,
		2004	2003	2002	2001	2000
Ratio of income to fixed charges (excluding interest on deposits)	2.34x	2.65x	3.42x	2.52x	1.93x	1.76x
Ratio of income to fixed charges (including interest on deposits)	1.85x	2.01x	2.43x	1.90x	1.59x	1.49x
Ratio of income to combined fixed charges including preferred stock dividends (excluding interest on deposits)	2.33x	2.63x	3.39x	2.50x	1.92x	1.75x
Ratio of income to combined fixed charges including preferred stock dividends (including interest on deposits)	1.84x	2.00x	2.41x	1.89x	1.58x	1.48x

What is the Role of Citigroup Funding’s and Citigroup’s Affiliate, Citigroup Global Markets Inc.?

Our affiliate, Citigroup Global Markets Inc., is the agent for the offering and sale of the ELKS. After the initial offering, Citigroup Global Markets Inc. and/or other of our broker-dealer affiliates intend to buy and sell ELKS to create a secondary market for holders of the ELKS, and may engage in other activities described in the section “Plan of Distribution” in the accompanying prospectus supplement. However, neither Citigroup Global Markets Inc. nor any of these affiliates will be obligated to engage in any market-making activities, or continue such activities once it has started them. Citigroup Global Markets Inc. will also act as calculation agent for the ELKS. Potential conflicts of interest may exist between Citigroup Global Markets Inc. and you as holder of the ELKS.

Can You Tell Me More About the Effect of Citigroup Funding’s Hedging Activity?

We expect to hedge our obligations under the ELKS through one or more of our affiliates. This hedging activity will likely involve trading in Outback Steakhouse common stock or in other instruments, such as options or swaps, based upon Outback Steakhouse common stock. This hedging activity could affect the market price of Outback Steakhouse common stock and therefore the market value of the ELKS. The costs of maintaining or adjusting this hedging activity could also affect the price at which our affiliate Citigroup Global Markets Inc. may be willing to purchase your ELKS in the secondary market. Moreover, this hedging activity may result in us or our affiliates receiving a profit, even if the market value of the ELKS declines. You should refer to “Risk Factors Relating to the ELKS — Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” and “— The Price at Which You Will Be Able to Sell Your ELKS Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest” in this pricing supplement and “Use of Proceeds and Hedging” in the accompanying prospectus.

Are There Any Risks Associated With My Investment?

Yes, the ELKS are subject to a number of risks. Please refer to the section “Risk Factors Relating to the ELKS” in this pricing supplement.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The following documents, filed by us with the Securities and Exchange Commission, or the SEC, pursuant to Section 13 of the Securities Exchange Act of 1934 (File No. 1-9924), are incorporated herein by reference: (i) Annual Report on Form 10-K for the year ended December 31, 2004; (ii) Current Report on Form 8-K filed on September 9, 2005 (including exhibits thereto which contain updated historical audited financial statements conformed to reflect discontinued operations and updated business segment disclosures); (iii) Quarterly Reports on Form 10-Q for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005, (iv) Current Reports on Form 8-K filed on January 14, 2005, January 19, 2005, January 21, 2005, January 24, 2005, February 4, 2005, February 11, 2005, February 22, 2005, March 2, 2005, March 15, 2005, March 16, 2005, April 14, 2005, April 20, 2005, May 2, 2005, May 18, 2005, May 24, 2005, May 31, 2005, June 1, 2005, June 2, 2005, June 6, 2005, June 7, 2005, June 9, 2005, June 10, 2005, June 16, 2005, June 17, 2005, June 24, 2005, June 29, 2005, June 30, 2005, July 1, 2005, July 14, 2005, July 19, 2005, July 28, 2005, August 1, 2005, August 3, 2005, August 25, 2005, August 26, 2005, August 30, 2005, September 14, 2005, September 20, 2005, September 28, 2005, September 29, 2005, September 30, 2005, October 7, 2005, October 17, 2005, October 20, 2005, October 25, 2005, October 27, 2005, October 28, 2005, November 1, 2005, November 30, 2005, December 1, 2005, December 13, 2005, December 16, 2005, December 23, 2005, December 27, 2005, January 13, 2006, January 27, 2006, January 31, 2006 and February 14, 2006 and (v) portions of the Current Report on Form 8-K filed on January 20, 2006 “filed” for purposes of the Securities Exchange Act of 1934.

You should refer to “Prospectus Summary — Where You Can Find More Information” in the accompanying prospectus. These documents may also be accessed electronically by means of the SEC’s home page on the world wide web on the internet at http://www.sec.gov.

RISK FACTORS RELATING TO THE ELKS

Because the terms of the ELKS differ from those of conventional debt securities in that the maturity payment will be based on the trading price of Outback Steakhouse common stock on the fifth trading day before maturity, an investment in the ELKS entails significant risks not associated with similar investments in a conventional debt security, including, among other things, fluctuations in the value of Outback Steakhouse common stock, and other events that are difficult to predict and beyond our control.

Your Investment in the ELKS May Result in a Loss if the Trading Price of Outback Steakhouse common stock Declines

The amount of the maturity payment will depend on the trading price of Outback Steakhouse common stock on the fifth trading day before maturity. As a result, the amount you receive at maturity may be less than the amount you paid for your ELKS, except to the extent of the interest payable on the ELKS. If on the fifth trading day before maturity the trading price of Outback Steakhouse common stock is less than the initial share price of $41.47, the value of Outback Steakhouse common stock you receive at maturity for each ELKS will be less than the price paid for each ELKS, and could be zero, in which case your investment in the ELKS will result in a loss, again except to the extent of the interest payable on the ELKS. This will be true even if the trading price of Outback Steakhouse common stock exceeds the initial share price at one or more times after the date of this pricing supplement up to and including the fifth trading day before maturity.

The Appreciation on Your Investment in the ELKS will be Capped

As a result of the cap price, the ELKS provide less opportunity for equity appreciation than a direct investment in Outback Steakhouse common stock. The cap price limits the portion of any appreciation in the value of Outback Steakhouse common stock in which you will share to approximately 10% of the initial share price. If the value of Outback Steakhouse common stock increases by more than approximately 10% during the term of the ELKS, the yield on the ELKS will be less than the yield on Outback Steakhouse common stock or a similar security that was directly linked to Outback Steakhouse common stock but was not subject to a cap on appreciation.

The Yield on the ELKS May Be Lower Than the Yield on a Standard Debt Security of Comparable Maturity

The ELKS bear interest at the rate of 9.05% per annum. As a result, if the trading price of Outback Steakhouse common stock on the fifth trading day before maturity is less than approximately $40.57 (resulting in your receiving a total amount at maturity that is less than the principal amount of your ELKS), the effective yield on the ELKS will be less than that which would be payable on a conventional fixed-rate, non-callable debt security of Citigroup Funding of comparable maturity.

The Price at Which You Will Be Able to Sell Your ELKS Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest

We believe that the value of your ELKS in the secondary market will be affected by the supply of and demand for the ELKS, the value of Outback Steakhouse common stock and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe what we expect to be the impact on the market value of the ELKS of a change in a specific factor, assuming all other conditions remain constant.

Outback Steakhouse Common Share Price.    We expect that the market value of the ELKS will depend substantially on the amount, if any, by which the price of Outback Steakhouse common stock changes from the initial stock price of $41.47. However, changes in the price of Outback Steakhouse common stock may not always be reflected, in full or in part, in the market value of the ELKS. If you choose to sell your ELKS when the price of Outback Steakhouse common stock exceeds the initial stock price, you may receive substantially less than the amount that would be payable at maturity based on that price because of expectations that the price of Outback Steakhouse common stock will continue to fluctuate between that time and the time when the maturity payment is determined. In addition, significant increases in the value of Outback Steakhouse common stock are not likely to be reflected in the trading price of the ELKS because the amount payable at maturity on each ELKS is limited to the product of (i) the exchange ratio and (ii) a ratio equal to the cap price divided by the trading price of Outback Steakhouse common stock on the fifth trading day before maturity. If you choose to sell your ELKS when the price of Outback Steakhouse common stock is below the initial stock price, you may receive less than the amount you originally invested.

The value of Outback Steakhouse common stock will be influenced by Outback Steakhouse’s results of operations and by complex and interrelated political, economic, financial and other factors that can affect the capital markets generally and the market segment of which Outback Steakhouse is a part. Citigroup Funding’s hedging activities in Outback Steakhouse common stock, the issuance of securities similar to the ELKS and other trading activities by Citigroup Funding, its affiliates and other market participants can also affect the price of Outback Steakhouse common stock.

Volatility of Outback Steakhouse Common Stock.    Volatility is the term used to describe the size and frequency of market fluctuations. If the expected volatility of Outback Steakhouse common stock changes during the term of the ELKS, the market value of the ELKS may decrease.

Events Involving Outback Steakhouse, Inc.    General economic conditions and earnings results of Outback Steakhouse and real or anticipated changes in those conditions or results may affect the market value of the ELKS. In addition, if the dividend yield on Outback Steakhouse common stock increases, we expect that the market value of the ELKS may decrease because the value of any shares or cash you will receive at maturity will not reflect the value of such dividend payments. Conversely, if the dividend yield on Outback Steakhouse common stock decreases, we expect that the market value of the ELKS may increase.

Interest Rates.    We expect that the market value of the ELKS will be affected by changes in U.S. interest rates. In general, if U.S. interest rates increase, the market value of the ELKS may decrease, and if U.S. interest rates decrease, the market value of the ELKS may increase.

Time Premium or Discount.    As a result of a “time premium or discount,” the ELKS may trade at a value above or below that which would be expected based on the level of interest rates and the value of Outback Steakhouse common stock the longer the time remaining to maturity. A “time premium or discount” results from expectations concerning the value of Outback Steakhouse common stock during the period prior to the maturity of the ELKS. However, as the time remaining to maturity decreases, this time premium or discount may diminish, increasing or decreasing the market value of the ELKS.

Hedging Activities.    Hedging activities in Outback Steakhouse common stock related to the ELKS by us or one or more of our affiliates will likely involve trading in Outback Steakhouse common stock or in other instruments, such as options or swaps, based upon Outback Steakhouse common stock. This hedging activity could affect the market price of Outback Steakhouse common stock and therefore the market value of the ELKS. It is possible that we or our affiliates may profit from our hedging activity, even if the market value of the ELKS declines.

Citigroup Funding and Citigroup’s Credit Ratings, Financial Condition and Results.    Actual or anticipated changes in our credit ratings, financial condition or results or those of Citigroup may affect the market value of the ELKS. The ELKS are subject to the credit risk of Citigroup, the guarantor of the payments due on the ELKS.

We want you to understand that the impact of one of the factors specified above, such as an increase in interest rates, may offset some or all of any change in the market value of the ELKS attributable to another factor, such as an increase in the value of Outback Steakhouse common stock.

In general, assuming all relevant factors are held constant, we expect that the effect on the market value of the ELKS of a given change in most of the factors listed above will be less if it occurs later in the term of the ELKS than if it occurs earlier in the term of the ELKS.

The Historical Performance of Outback Steakhouse common stock Is Not an Indication of the Future Performance of Outback Steakhouse Common Stock

The historical performance of Outback Steakhouse Common Stock, which is included in this pricing supplement, should not be taken as an indication of the future performance of Outback Steakhouse common stock during the term of the ELKS. Changes in the value of Outback Steakhouse common stock will affect the trading price of the ELKS, but it is impossible to predict whether the value of Outback Steakhouse common stock will rise or fall.

You Will Have No Rights Against Outback Steakhouse, Inc. Prior to Receiving Any shares of Outback Steakhouse common stock at Maturity

You will have no rights against Outback Steakhouse prior to receiving any shares of Outback Steakhouse common stock at maturity, even though:

•	you will receive shares of Outback Steakhouse common stock upon maturity; and

•	the market value of the ELKS is expected to depend primarily on the price of Outback Steakhouse common stock.

Outback Steakhouse is not in any way involved in this offering and has no obligations relating to the ELKS or to holders of the ELKS. In addition, you will have no voting rights and will receive no dividends or other distributions with respect to Outback Steakhouse common stock unless and until you receive shares of Outback Steakhouse common stock at maturity.

The Maturity Payment May Be Reduced Under Some Circumstances if Shares of Outback Steakhouse Common Stock Are Diluted Because the Maturity Payment Will Not Be Adjusted for All Events that Dilute Shares of Outback Steakhouse Common Stock

The maturity payment is subject to adjustment for a number of events arising from stock splits and combinations, stock dividends, a number of other actions of Outback Steakhouse, Inc. that modify its capital structure and a number of other transactions involving Outback Steakhouse, Inc., as well as for the liquidation, dissolution or winding up of Outback Steakhouse, Inc. You should refer to the section “Description of the ELKS — Dilution Adjustments” in this pricing supplement. The maturity payment will not be adjusted for other events that may adversely affect the price of Outback Steakhouse common stock, such as offerings of common stock for cash or in connection with acquisitions. Because of the relationship of the maturity payment to the price of Outback Steakhouse common stock, these other events may reduce the maturity payment on the ELKS.

You May Not Be Able to Sell Your ELKS if an Active Trading Market for the ELKS Does Not Develop

The ELKS have not been and will not be listed on any exchange. There is currently no secondary market for the ELKS. Citigroup Global Markets Inc. currently intends, but is not obligated, to make a market in the ELKS. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the ELKS. If the secondary market for the ELKS is limited, there may be few buyers should you choose to sell your ELKS prior to maturity and this may reduce the price you receive.

The Market Value of the ELKS May Be Affected by Purchases and Sales of Outback Steakhouse Common Stock or Derivative Instruments Related to Outback Steakhouse Common Stock by Affiliates of Citigroup Funding

Citigroup Funding’s affiliates, including Citigroup Global Markets Inc., may from time to time buy or sell Outback Steakhouse common stock or derivative instruments relating to Outback Steakhouse common stock for their own accounts in connection with their normal business practices. These transactions could affect the price of Outback Steakhouse common stock and therefore the market value of the ELKS.

Citigroup Global Markets Inc., an Affiliate of Citigroup Funding and Citigroup, Is the Calculation Agent, Which Could Result in a Conflict of Interest

Citigroup Global Markets Inc., which is acting as the calculation agent for the ELKS, is an affiliate of ours. As a result, Citigroup Global Markets Inc.’s duties as calculation agent, including with respect to making certain determinations and judgments that the calculation agent must make in determining amounts due to you, may conflict with its interest as an affiliate of ours.

Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest

We expect to hedge our obligations under the ELKS through one or more of our affiliates. This hedging activity will likely involve trading in Outback Steakhouse common stock or in other instruments, such as options or swaps, based upon Outback Steakhouse common stock. This hedging activity may present a conflict between your interest in the ELKS and the interests we and our affiliates have in executing, maintaining and adjusting our hedge transactions because it could affect the market price of Outback Steakhouse common stock and therefore the market value of the ELKS. It could also be adverse to your interest if it affects the price at which our affiliate Citigroup Global Markets Inc. may be willing to purchase your ELKS in the secondary market. Since hedging our obligation under the ELKS involves risk and may be influenced by a number of factors, it is possible that we or our affiliates may profit from our hedging activity, even if the market value of the ELKS declines.

The United States Federal Income Tax Consequences of the ELKS Are Uncertain

No statutory, judicial or administrative authority directly addresses the characterization of the ELKS for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the ELKS are not certain. No ruling is being requested from the Internal Revenue Service with respect to the ELKS and no assurance can be given that the Internal Revenue Service will agree with the conclusions expressed under “Certain United States Federal Income Tax Considerations” in this pricing supplement. Alternative characterizations of the ELKS may affect the U.S. tax consequences of an investment in the ELKS, including for non-U.S. investors.

DESCRIPTION OF THE ELKS

General

The description in this pricing supplement of the particular terms of the 9.05% ELKS Mandatorily Exchangeable into the Common Stock of Outback Steakhouse, Inc. Due 2006 supplements, and to the extent inconsistent therewith replaces, the descriptions of the general terms and provisions of the registered debt securities set forth in the accompanying prospectus and prospectus supplement.

Interest

The ELKS bear interest at the rate of 9.05% per annum, calculated on the basis of a 360-day year of twelve 30-day months. Interest is payable in cash monthly on the 24th day of each month, commencing on March 24, 2006 and ending on August 24, 2006 (maturity).

Interest will be payable to the persons in whose names the ELKS are registered at the close of business on the Business Day preceding each interest payment date. If an interest payment date falls on a day that is not a Business Day, the interest payment to be made on that interest payment date will be made on the next succeeding Business Day with the same force and effect as if made on that interest payment date, and no additional interest will accrue as a result of such delayed payment.

“Business Day” means any day that is not a Saturday, a Sunday or a day on which the securities exchanges or banking institutions or trust companies in the City of New York are authorized or obligated by law or executive order to close.

Redemption of the Option of the Holders; Defeasance

The ELKS are not subject to redemption at the option of any holder prior to maturity and are not subject to the defeasance provisions described in the accompanying prospectus under “Description of Debt Securities — Defeasance.”

Payment at Maturity

The ELKS will mature on August 24, 2006. At maturity, you will receive for each ELKS the Maturity Payment described below.

Determination of the Maturity Payment

The Maturity Payment for each $41.47 principal amount of ELKS will equal either:

•	a number of shares of Outback Steakhouse common stock equal to the Exchange Ratio, if the Trading Price of Outback Steakhouse common stock on the fifth Trading Day before maturity is less than or equal to the Cap Price (any fractional share will be paid in cash), or

•	a number of shares of Outback Steakhouse common stock equal to the product of (i) the Exchange Ratio and (ii) a ratio equal to the Cap Price divided by the Trading Price of Outback Steakhouse common stock on the fifth Trading Day before maturity, if the Trading Price of Outback Steakhouse common stock on the fifth Trading Day before maturity is greater than the Cap Price (any fractional share will be paid in cash).

As a result, if the Trading Price of Outback Steakhouse common stock on the fifth Trading Day before maturity is less than the Initial Share Price, the value of Outback Steakhouse common stock you receive at maturity for each ELKS will be less than the principal amount of each ELKS and could be zero. You will not in any case receive a Maturity Payment that has a value on the fifth Trading Day before maturity of more than the product of (i) the Exchange Ratio and (ii) a ratio equal to the Cap Price divided by the Trading Price of Outback Steakhouse common stock on the fifth Trading Day before maturity.

In lieu of any fractional share of Outback Steakhouse common stock otherwise payable in respect of any ELKS, at maturity you will receive an amount in cash equal to the value of such fractional share on the fifth Trading Day before maturity. The number of full shares of Outback Steakhouse common stock, and any cash in lieu of a fractional share of Outback Steakhouse common share, to be delivered at maturity to each holder will be calculated based on the aggregate number of ELKS held by each holder.

The “Initial Share Price” equals $41.47.

The “Exchange Ratio” equals 1 share of Outback Steakhouse common stock (subject to the dilution adjustments described under “Description of the ELKS — Dilution Adjustments” in this pricing supplement).

The “Cap Price” equals $45.617 (approximately 110% of the Initial Share Price).

A “Market Disruption Event” means the occurrence or existence of any suspension of or limitation imposed on trading (by reason of movements in price exceeding limits permitted by any exchange or market or otherwise) of, or the unavailability, through a recognized system of public dissemination of transaction information, of accurate price, volume or related information in respect of (1) the shares of Outback Steakhouse common stock (or any other security for which a Trading Price or Closing Price must be determined) on any exchange or market, or (2) any options contracts or futures contracts relating to the shares of Outback Steakhouse common stock (or other security), or any options on such futures contracts, on any exchange or market if, in each case, in the determination of the calculation agent, any such suspension, limitation or unavailability is material.

A “Trading Day” means a day, as determined by the calculation agent, on which trading is generally conducted (or was scheduled to have been generally conducted, but for the occurrence of a Market Disruption Event) on the New York Stock Exchange, the American Stock Exchange, the Nasdaq National Market, the Chicago Mercantile Exchange and the Chicago Board Options Exchange, and in the over-the-counter market for equity securities in the United States.

The “Trading Price” of Outback Steakhouse common stock or any other capital stock on any date of determination will be (1) if the common stock or capital stock is listed on a national securities exchange on that date of determination, the closing sale price or, if no closing sale price is reported, the last reported sale price on that date on the principal U.S. exchange on which the common stock or capital stock is listed or admitted to trading, (2) if the common stock or capital stock is not listed on a national securities exchange on that date of determination, or if the closing sale price or last reported sale price on such exchange is not obtainable (even if the common stock or capital stock is listed or admitted to trading on such exchange), and the common stock or capital stock is quoted on the Nasdaq National Market, the closing sale price or, if no closing sale price is reported, the last reported sale price on that date as reported on the Nasdaq, and (3) if the common stock or capital stock is not quoted on the Nasdaq on that date of determination, or if the closing sale price or last reported sale price on the Nasdaq is not obtainable (even if the common stock or capital stock is quoted on the Nasdaq), the last quoted bid price on the over-the-counter market on that date as reported on the OTC Bulletin Board, the National Quotation Bureau or a similar organization. The determination of the Trading Price by the calculation agent in the event of a Market Disruption Event may be deferred by the calculation agent for up to five consecutive Trading Days on which a Market Disruption Event is occurring, but not past the Trading Day prior to maturity. If no closing sale price or last reported sale price of the principal trading session is available pursuant to clauses (1), (2) or (3) above or if there is a Market Disruption Event, the Trading Price on any date of determination, unless deferred by the calculation agent as described in the preceding sentence, will be the arithmetic mean, as determined by the calculation agent, of the bid prices of the common stock or capital stock obtained from as many dealers in such stock (which may include Citigroup Global Markets Inc. or any of our other affiliates or subsidiaries), but not exceeding three such dealers, as will make such bid prices available to the calculation agent. A security “quoted on the Nasdaq National Market” will include a security included for listing or quotation in any successor to such system and the term “OTC Bulletin Board” will include any successor to such service.

Dilution Adjustments

The Exchange Ratio will be subject to adjustment from time to time in certain situations. Any of these adjustments could have an impact on the Maturity Payment to be paid by Citigroup Funding to you. Citigroup Global Markets Inc., as calculation agent, will be responsible for the effectuation and calculation of any adjustment described herein and will furnish the trustee with notice of any adjustment.

If Outback Steakhouse, Inc., after the date of this pricing supplement,

(1)  pays a stock dividend or makes a distribution with respect to its common stock in shares of the stock,

(2)  subdivides or splits the outstanding shares of its common stock into a greater number of shares,

(3)  combines the outstanding shares of the common stock into a smaller number of shares, or

(4)  issues by reclassification of shares of its common stock any shares of other common stock of Outback Steakhouse, Inc.,

then, in each of these cases, the Exchange Ratio will be multiplied by a dilution adjustment equal to a fraction, the numerator of which will be the number of shares of common stock outstanding immediately after the event, plus, in the case of a reclassification referred to in (4) above, the number of shares of other common stock of Outback Steakhouse, Inc., and the denominator of which will be the number of shares of common stock outstanding immediately before the event. The Initial Share Price and the Cap Price will also be adjusted in that case in the manner described below.

If Outback Steakhouse, Inc., after the date of this pricing supplement, issues, or declares a record date in respect of an issuance of, rights or warrants to all holders of its common stock entitling them to subscribe for or purchase shares of its common stock at a price per share less than the Then-Current Market Price of the common stock, other than rights to purchase common stock pursuant to a plan for the reinvestment of dividends or interest, then, in each case, the Exchange Ratio will be multiplied by a dilution adjustment equal to a fraction, the numerator of which will be the number of shares of common stock outstanding immediately before the adjustment is effected, plus the number of additional shares of common stock offered for subscription or purchase pursuant to the rights or warrants, and the denominator of which will be the number of shares of common stock outstanding immediately before the adjustment is effected by reason of the issuance of the rights or warrants, plus the number of additional shares of common stock which the aggregate offering price of the total number of shares of common stock offered for subscription or purchase pursuant to the rights or warrants would purchase at the Then-Current Market Price of the common stock, which will be determined by multiplying the total number of shares so offered for subscription or purchase by the exercise price of the rights or warrants and dividing the product obtained by the Then-Current Market Price. To the extent that, after the expiration of the rights or warrants, the shares of common stock offered thereby have not been delivered, the Exchange Ratio will be further adjusted to equal the Exchange Ratio which would have been in effect had the adjustment for the issuance of the rights or warrants been made upon the basis of delivery of only the number of shares of common stock actually delivered. The Initial Share Price and the Cap Price will also be adjusted in that case in the manner described below.

If Outback Steakhouse, Inc., after the date of this pricing supplement, declares or pays a dividend or makes a distribution to all holders of the common stock of any class of its capital stock, the capital stock of one or more of its subsidiaries, evidences of its indebtedness or other non-cash assets, excluding any dividends or distributions referred to in the above paragraph and excluding any issuance or distribution to all holders of its common stock, in the form of Marketable Securities, of capital stock of one or more of its subsidiaries, or issues to all holders of its common stock rights or warrants to subscribe for or purchase any of its or one or more of its subsidiaries’ securities, other than rights or warrants referred to in the above paragraph, then, in each of these cases, the Exchange Ratio will be multiplied by a dilution adjustment equal to a fraction, the numerator of which will be the Then-Current Market Price of one share of the common stock, and the denominator of which will be the Then-Current Market Price of one share of the common stock, less the fair market value as of the time the adjustment is effected of the portion of the capital stock, assets, evidences of indebtedness, rights or warrants so distributed or issued applicable to one share of common stock. The Initial Share Price and the Cap Price will also be adjusted in that case in the manner described below. If any capital stock declared or paid as a dividend or otherwise distributed or issued to all holders of Outback Steakhouse common stock consists, in whole or in part, of Marketable Securities, then the fair market value of such Marketable Securities will be determined by the calculation agent by reference to the Trading Price of such capital stock. The fair market value of any other distribution or issuance referred to in this paragraph will be determined by a nationally recognized independent investment banking firm retained for this purpose by Citigroup Funding, whose determination will be final.

Notwithstanding the foregoing, in the event that, with respect to any dividend or distribution to which the above paragraph would otherwise apply, the denominator in the fraction referred to in the above formula is less than $1.00 or is a negative number, then Citigroup Funding may, at its option, elect to have the adjustment provided by the above paragraph not be made and in lieu of this adjustment, the Trading Price of Outback Steakhouse common stock on any Trading Day thereafter up to and including the fifth Trading Day before maturity will be deemed to be equal to the fair market value of the capital stock, evidences of indebtedness, assets, rights or warrants (determined, as of the date this dividend or distribution is made, by a nationally recognized independent investment banking firm retained for this purpose by Citigroup Funding, whose determination will be final) so distributed or issued applicable to one share of Outback Steakhouse common stock and, if the Trading Price of Outback Steakhouse common stock on any Trading Day thereafter, up to and including the fifth Trading Day before maturity, is less than or equal to the Initial Share Price, each holder of the ELKS will have the right to receive at maturity cash in an amount per ELKS equal to the Exchange Ratio multiplied by such fair market value.

If Outback Steakhouse, Inc., after the date of this pricing supplement, declares a record date in respect of a distribution of cash, other than any Permitted Dividends described below, any cash distributed in consideration of fractional shares of common stock and any cash distributed in a Reorganization Event referred to below, by dividend or otherwise, to all holders of its common stock, or makes an Excess Purchase Payment, then the Exchange Ratio will be multiplied by a dilution adjustment equal to a fraction, the numerator of which will be the Then-Current Market Price of the common stock, and the denominator of which will be the Then-Current Market Price of the common stock on the record date less the amount of the distribution applicable to one share of common stock which would not be a Permitted Dividend, or, in the case of an Excess Purchase Payment, less the aggregate amount of the Excess Purchase Payment for which adjustment is being made at the time divided by the number of shares of common stock outstanding on the record date. The Initial Share Price and the Cap Price will also be adjusted in that case in the manner described below.

For the purposes of these adjustments:

A “Permitted Dividend” is any cash dividend in respect of Outback Steakhouse common stock, other than a cash dividend that exceeds the immediately preceding cash dividend, and then only to the extent that the per share amount of this dividend results in an annualized dividend yield on the common stock in excess of 10%.

An “Excess Purchase Payment” is the excess, if any, of (x) the cash and the value (as determined by a nationally recognized independent investment banking firm retained for this purpose by Citigroup Funding, whose determination will be final) of all other consideration paid by Outback Steakhouse, Inc. with respect to one share of common stock acquired in a tender offer or exchange offer by Outback Steakhouse, Inc., over (y) the Then-Current Market Price of the common stock.

Notwithstanding the foregoing, in the event that, with respect to any dividend, distribution or Excess Purchase Payment to which the sixth paragraph in this section would otherwise apply, the denominator in the fraction referred to in the formula in that paragraph is less than $1.00 or is a negative number, then Citigroup Funding may, at its option, elect to have the adjustment provided by the sixth paragraph in this section not be made and in lieu of this adjustment, the Trading Price of Outback Steakhouse common stock on any Trading Day thereafter up to and including the fifth Trading Day before maturity will be deemed to be equal to the sum of the amount of cash and the fair market value of other consideration (determined, as of the date this dividend or distribution is made, by a nationally recognized independent investment banking firm retained for this purpose by Citigroup Funding, whose determination will be final) so distributed or applied to the acquisition of the common stock in the tender offer or exchange offer applicable to one share of Outback Steakhouse common stock and, if the Trading Price of Outback Steakhouse common stock on any Trading Day thereafter, up to and including the fifth Trading Day before maturity, is less than or equal to the Initial Share Price, each holder of the ELKS will have the right to receive at maturity cash in an amount per ELKS equal to the Exchange Ratio multiplied by such sum.

If any adjustment is made to the Exchange Ratio as set forth above, an adjustment will also be made to the Initial Share Price and the Cap Price. The required adjustment will be made by dividing the Initial Share Price and the Cap Price by the relevant dilution adjustment.

If Outback Steakhouse, Inc., after the date of this pricing supplement, issues or makes a distribution to all holders of its common stock of the capital stock of one or more of its subsidiaries, in each case in the form of Marketable Securities, and if the Trading Price at any time after the date on which the ELKS are priced for initial sale to the public up to and including the fifth Trading Day before maturity (whether intra-day or at the close of trading on any day) is less than or equal to the Initial Share Price, then, in each of these cases, each holder of the ELKS will receive at maturity for each ELKS a combination of shares of Outback Steakhouse common stock equal to the Exchange Ratio and a number of shares of such Outback Steakhouse subsidiaries’ capital stock equal to the Exchange Ratio times the number of shares of such subsidiaries’ capital stock distributed per share of Outback Steakhouse common stock. Following the record date for an event described in this paragraph, the “Trading Price” will equal the Trading Price of Outback Steakhouse common stock, plus the Trading Price of such subsidiaries’ capital stock times the number of shares of such subsidiaries’ capital stock distributed per share of Outback Steakhouse common stock. In the event a distribution pursuant to this paragraph occurs, following the record date for such distribution, the adjustments described in “—Dilution Adjustments” will also apply to such subsidiaries’ capital stock if any of the events described in “—Dilution Adjustments” occurs with respect to such capital stock.

Each dilution adjustment will be effected as follows:

•	in the case of any dividend, distribution or issuance, at the opening of business on the Business Day next following the record date for determination of holders of Outback Steakhouse common stock entitled to receive this dividend, distribution or issuance or, if the announcement of this dividend, distribution, or issuance is after this record date, at the time this dividend, distribution or issuance was announced by Outback Steakhouse, Inc.,

•	in the case of any subdivision, split, combination or reclassification, on the effective date of the transaction,

•	in the case of any Excess Purchase Payment for which Outback Steakhouse, Inc. announces, at or prior to the time it commences the relevant share repurchase, the repurchase price per share for shares proposed to be repurchased, on the date of the announcement, and

•	in the case of any other Excess Purchase Payment, on the date that the holders of the repurchased shares become entitled to payment in respect thereof.

All dilution adjustments will be rounded upward or downward to the nearest 1/10,000th or, if there is not a nearest 1/10,000th, to the next lower 1/10,000th. No adjustment in the Exchange Ratio will be required unless the adjustment would require an increase or decrease of at least one percent therein, provided, however, that any adjustments which by reason of this sentence are not required to be made will be carried forward (on a percentage basis) and taken into account in any subsequent adjustment. If any announcement or declaration of a record date in respect of a dividend, distribution, issuance or repurchase requiring an adjustment as described herein is subsequently canceled by Outback Steakhouse, Inc., or this dividend, distribution, issuance or repurchase fails to receive requisite approvals or fails to occur for any other reason, then, upon the cancellation, failure of approval or failure to occur, the Exchange Ratio, the Initial Share Price and the Cap Price will be further adjusted to the Exchange Ratio, the Initial Share Price and the Cap Price which would then have been in effect had adjustment for the event not been made. If a Reorganization Event described below occurs after the occurrence of one or more events requiring an adjustment as described herein, the dilution adjustments previously applied to the Exchange Ratio will not be rescinded but will be applied to the Reorganization Event as provided for below.

The “Then-Current Market Price” of the common stock, for the purpose of applying any dilution adjustment, means the average Closing Price per share of common stock for the ten Trading Days immediately before this adjustment is effected or, in the case of an adjustment effected at the opening of business on the Business Day next following a record date, immediately before the earlier of the date the adjustment is effected and the related Ex-Date. For purposes of determining the Then-Current Market Price, the determination of the Closing Price by the calculation agent in the event of a Market Disruption Event, as described in the definition of Closing Price, may be deferred by the calculation agent for up to five consecutive Trading Days on which a Market Disruption Event is occurring, but not past the Trading Day prior to maturity.

The “Closing Price” of Outback Steakhouse common stock (or any other security for which a Closing Price must be determined) on any date of determination will be (1) if the common stock or other security is listed on a national securities exchange on that date of determination, the closing sale price or, if no closing sale price is reported, the last reported sale price on that date on the principal U.S. exchange on which the common stock or other security is listed or admitted to trading, (2) if the common stock or other security is not listed on a national securities exchange on that date of determination, or if the closing sale price or last reported sale price is not obtainable (even if the common stock or other security is listed or admitted to trading on such exchange), and the common stock or other security is quoted on the Nasdaq National Market, the closing sale price or, if no closing sale price is reported, the last reported sale price on that date as reported on the Nasdaq, and (3) if the common stock or other security is not quoted on the Nasdaq on that date of determination or, if the closing sale price or last reported sale price is not obtainable (even if the common stock or other security is quoted on the Nasdaq), the last quoted bid price for the common stock or other security in the over-the-counter market on that date as reported by the OTC Bulletin Board, the National Quotation Bureau or a similar organization. The determination of the Closing Price by the calculation agent in the event of a Market Disruption Event may be deferred by the calculation agent for up to five consecutive Trading Days on which a Market Disruption Event is occurring, but not past the fifth Trading Day prior to maturity. If no closing sale price or last reported sale price is available pursuant to clauses (1), (2) or (3) above or if there is a Market Disruption Event, the Closing Price on any date of determination, unless deferred by the calculation agent as described in the preceding sentence, will be the arithmetic mean, as determined by the calculation agent, of the bid prices of the common stock or other security obtained from as many dealers in such security (which may include Citigroup Global Markets Inc. or any of our other subsidiaries or affiliates), but not exceeding three such dealers, as will make such bid prices available to the calculation agent. A security “quoted on the Nasdaq National Market” will include a security included for listing or quotation in any successor to such system and the term “OTC Bulletin Board” will include any successor to such service. If, during any period of ten Trading Days used to calculate the Then-Current Market Price, there occurs any event requiring an adjustment to be effected as described herein, then the Closing Price for each Trading Day in such period of ten Trading Days occurring prior to the day on which such adjustment is effected will be adjusted by being divided by the relevant dilution adjustment.

The “Ex-Date” relating to any dividend, distribution or issuance is the first date on which the shares of the common stock trade in the regular way on their principal market without the right to receive this dividend, distribution or issuance.

In the event of any of the following “Reorganization Events”:

•	any consolidation or merger of Outback Steakhouse, Inc., or any surviving entity or subsequent surviving entity of Outback Steakhouse, Inc., with or into another entity, other than a merger or consolidation in which Outback Steakhouse, Inc. is the continuing corporation and in which the common stock outstanding immediately before the merger or consolidation is not exchanged for cash, securities or other property of Outback Steakhouse, Inc. or another issuer,

•	any sale, transfer, lease or conveyance to another corporation of the property of Outback Steakhouse, Inc. or any successor as an entirety or substantially as an entirety,

•	any statutory exchange of securities of Outback Steakhouse, Inc. or any successor of Outback Steakhouse, Inc. with another issuer, other than in connection with a merger or acquisition, or

•	any liquidation, dissolution or winding up of Outback Steakhouse, Inc. or any successor of Outback Steakhouse, Inc.,

the Trading Price of Outback Steakhouse common stock on any Trading Day thereafter up to and including the fifth Trading Day before maturity will be deemed to be equal to the Transaction Value.

The “Transaction Value” will be the sum of:

(1)  for any cash received in a Reorganization Event, the amount of cash received per share of common stock,

(2)  for any property other than cash or Marketable Securities received in a Reorganization Event, an amount equal to the market value on the date the Reorganization Event is consummated of that property received per share of common stock, as determined by a nationally recognized independent investment banking firm retained for this purpose by Citigroup Funding, whose determination will be final, and

(3)  for any Marketable Securities received in a Reorganization Event, an amount equal to the Closing Price per share of these Marketable Securities on the applicable Trading Day multiplied by the number of these Marketable Securities received for each share of common stock.

“Marketable Securities” are any perpetual equity securities or debt securities with a stated maturity after the maturity date, in each case that are listed on a U.S. national securities exchange or reported by the Nasdaq National Market. The number of shares of any equity securities constituting Marketable Securities included in the calculation of Transaction Value pursuant to clause (3) above will be adjusted if any event occurs with respect to the Marketable Securities or the issuer of the Marketable Securities between the time of the Reorganization Event and maturity that would have required an adjustment as described above, had it occurred with respect to Outback Steakhouse common stock or Outback Steakhouse, Inc. Adjustment for these subsequent events will be as nearly equivalent as practicable to the adjustments described above.

If Outback Steakhouse common stock has been subject to a Reorganization Event and the Trading Price of Outback Steakhouse common stock on any Trading Day thereafter, up to and including the fifth Trading Day before maturity, is less than or equal to the Cap Price, then each holder of the ELKS will have the right to receive per $41.47 principal amount of ELKS (i) cash in an amount equal to the Exchange Ratio multiplied by the sum of clauses (1) and (2) in the definition of “Transaction Value” above and (ii) the number of Marketable Securities received for each share of stock in the Reorganization Event multiplied by the Exchange Ratio.

Citigroup Funding will be responsible for the calculation and effectuation of any adjustment described herein and will furnish the indenture trustee with notice of any such adjustment.

Events of Default and Acceleration

In case an Event of Default (as defined in the accompanying prospectus) with respect to any ELKS shall have occurred and be continuing, the amount declared due and payable upon any acceleration of the ELKS will be determined by the calculation agent and will equal, for each ELKS, the Maturity Payment, calculated as though the maturity of the ELKS were the date of early repayment. See “— Determination of the Maturity Payment” above. If a bankruptcy proceeding is commenced in respect of Citigroup Funding or Citigroup, the beneficial owner of an ELKS will not be permitted to make a claim for unmatured interest against the entity that becomes subject to a bankruptcy proceeding, and therefore, under Section 502(b) (2) of Title 11 of the United States Code, the claim of the beneficial owner of an ELKS will be capped at the cash equivalent of the Maturity Payment calculated as though the maturity date of the ELKS were the date of the commencement of the proceeding, plus an additional amount of interest accrued on the principal amount of ELKS at 9.05% per annum up to the date of the commencement of the proceeding.

In case of default in payment at maturity of the ELKS, the ELKS shall bear interest, payable upon demand of the beneficial owners of the ELKS in accordance with the terms of the ELKS, from and after the maturity date through the date when payment of the unpaid amount has been made or duly provided for, at the rate of 5.25% per annum on the unpaid amount (or the cash equivalent of such unpaid amount) due.

Paying Agent, Trustee, and CUSIP

The Bank of New York will serve as paying agent and registrar for the ELKS and will also hold the global security representing the ELKS as custodian for DTC. JPMorgan Chase Bank, N.A., under an indenture dated as of June 1, 2005, will serve as trustee for the ELKS.

The CUSIP number for the ELKS is 17308C635.

Calculation Agent

The calculation agent for the ELKS will be Citigroup Global Markets Inc. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Funding, Citigroup and the holders of the ELKS. Because the calculation agent is an affiliate of Citigroup Funding and Citigroup, potential conflicts of interest may exist between the calculation agent and the holders of the ELKS, including with respect to certain determinations and judgments that the calculation agent must make in determining amounts due to holders of the ELKS. Citigroup Global Markets Inc. is obligated to carry out its duties and functions as calculation agent in good faith and using its reasonable judgment.

Outback Steakhouse, Inc.

According to publicly available documents, Outback Steakhouse, Inc. is a holding company, the subsidiaries of which own, develop and/or manage a variety of full-service restaurants with several types of ownership structures. Outback Steakhouse, Inc. is currently subject to the information requirements of the Securities Exchange Act. Accordingly, Outback Steakhouse, Inc. files reports (including its Annual Report on Form 10-K for the fiscal year ended December 31, 2004 and its Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2005, June 30, 2005 and September 30, 2005) and other information with the SEC. Outback Steakhouse, Inc.’s registration statements, reports and other information may be inspected and copied at the SEC at the location listed in the section “Prospectus Summary—Where You Can Find More Information” in the accompanying prospectus.

Neither Citigroup Funding nor Citigroup has participated in the preparation of Outback Steakhouse, Inc.’s publicly available documents and has not made any due diligence investigation or inquiry of Outback Steakhouse, Inc. in connection with the offering of the ELKS. We make no representation that the publicly available information about Outback Steakhouse, Inc. is accurate or complete.

The ELKS represents obligations of Citigroup Funding and Citigroup only. Outback Steakhouse, Inc. is not involved in any way in this offering and has no obligation relating to the ELKS or to holders of the ELKS.

HISTORICAL DATA ON THE COMMON STOCK OF OUTBACK STEAKHOUSE INC.

The common stock is listed on the New York Stock Exchange under the symbol “OSI.” The following table sets forth, for each of the quarterly periods indicated, the high and the low sales prices for Outback Steakhouse common stock, as reported on the New York Stock Exchange, as well as the cash dividends paid per share of Outback Steakhouse common stock.

Holders of ELKS will not be entitled to any rights with respect to Outback Steakhouse common stock (including, without limitation, voting rights or rights to receive dividends or other distributions in respect thereof) prior to receiving shares of Outback Steakhouse common stock at maturity.

	High	Low	Dividend
2001
First	25.4252	24.9139	0.00000
Second	28.3997	28.0703	0.00000
Third	28.3227	27.9290	0.00000
Fourth	30.4614	30.1164	0.00000
2002
First	35.8217	35.2737	0.00000
Second	37.3181	36.9056	0.00000
Third	30.2697	29.7019	0.00000
Fourth	32.9236	32.5162	0.12000
2003
First	33.6320	33.2489	0.12000
Second	37.2481	36.9040	0.12000
Third	38.5791	38.2686	0.12000
Fourth	42.3958	42.0220	0.13000
2004
First	46.2379	45.8052	0.13000
Second	44.5673	44.1485	0.13000
Third	40.3622	39.9684	0.13000
Fourth	42.3605	42.0223	0.13000
2005
First	45.8866	45.5182	0.13000
Second	44.0391	43.6628	0.13000
Third	43.4817	43.0936	0.13000
Fourth	39.3081	38.9210	0.13000
2006
Quarter
First (through February 16, 2006)	48.2800	38.4500	0.00000	*

*	On January 25, 2006 Outback Steakhouse, Inc. declared a cash dividend of $0.13000 per share of Outback Steakhouse common stock payable on March 3, 2006.

The closing price of the common stock on February 16, 2006 was $42.28.

According to Outback Steakhouse, Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2005, as of November 4, 2005, there were 74,659,565 shares of common stock outstanding.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of the principal U.S. federal income tax consequences that may be relevant to a holder or a beneficial owner of the ELKS that is a citizen or resident of the United States or a domestic corporation or otherwise subject to United States federal income tax on a net income basis in respect of the ELKS (a “U.S. Holder”). All references to “holders” (including U.S. Holders) are to beneficial owners of the ELKS. This summary is based on U.S. federal income tax laws, regulations, rulings and decisions in effect as of the date of this prospectus supplement, all of which are subject to change at any time (possibly with retroactive effect). As the law is technical and complex, the discussion below necessarily represents only a general summary.

This summary addresses the U.S. federal income tax consequences to U.S. Holders who are initial holders of the ELKS and who will hold the ELKS and, if applicable, Outback Steakhouse common stock as capital assets. This summary does not address all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of its individual investment circumstances or to certain types of holders subject to special treatment under the U.S. federal income tax laws, such as dealers in securities or foreign currency, financial institutions, insurance companies, tax-exempt organizations and taxpayers holding the ELKS as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.

No statutory, judicial or administrative authority directly addresses the characterization of the ELKS or instruments similar to the ELKS for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the ELKS are not certain. No ruling is being requested from the Internal Revenue Service (the “IRS”) with respect to the ELKS and no assurance can be given that the IRS will agree with the conclusions expressed herein. ACCORDINGLY, A PROSPECTIVE INVESTOR (INCLUDING A TAX-EXEMPT INVESTOR) IN THE ELKS SHOULD CONSULT ITS TAX ADVISOR IN DETERMINING THE TAX CONSEQUENCES OF AN INVESTMENT IN THE ELKS, INCLUDING THE APPLICATION OF STATE, LOCAL OR OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

In purchasing an ELKS, each holder agrees with Citigroup Funding that Citigroup Funding and such holder intend to treat an ELKS for U.S. federal income tax purposes as a capped forward purchase contract to purchase shares of Outback Steakhouse common stock at maturity (including as a result of acceleration or otherwise), under the terms of which contract (a) at the time of issuance of the ELKS the holder deposits irrevocably with Citigroup Funding a fixed amount of cash equal to the purchase price of the ELKS to assure the fulfillment of the holder’s purchase obligation described in clause (c) below, which deposit will unconditionally and irrevocably be applied at maturity to satisfy such obligation, (b) until maturity Citigroup Funding will be obligated to pay interest on such deposit at a rate equal to the stated rate of interest on the ELKS as compensation to the holder for Citigroup Funding’s use of such cash deposit during the term of the ELKS and (c) at maturity such cash deposit unconditionally and irrevocably will be applied by Citigroup Funding in full satisfaction of the holder’s obligation under the forward purchase contract and Citigroup Funding will deliver to the holder the number of shares of Outback Steakhouse common stock that the holder is entitled to receive at that time pursuant to the terms of the ELKS. (Prospective investors should note that cash proceeds of this offering will not be segregated by Citigroup Funding during the term of the ELKS, but instead will be commingled with Citigroup Funding’s other assets and applied in a manner consistent with the “Use of Proceeds” in the accompanying prospectus.) Consistent with the above characterization, (i) amounts paid to Citigroup Funding in respect of the original issue of an ELKS will be treated as allocable in their entirety to the amount of the cash deposit attributable to such ELKS, and (ii) amounts denominated as interest that are payable with respect to the ELKS will be characterized as interest payable on the amount of such deposit, includible annually in the income of a U.S. Holder as interest income in accordance with such holder’s method of accounting.

Under the above characterization of the ELKS, a holder’s tax basis in an ELKS generally will equal the holder’s cost for that ELKS. Upon the sale or other taxable disposition of an ELKS, a U.S. Holder generally will recognize short-term gain or loss equal to the difference between the amount realized on the sale or other taxable disposition (to the extent such amount is not attributable to accrued but unpaid interest, which will be taxed as such) and the U.S. Holder’s tax basis in the ELKS.

Under the above characterization of the ELKS, upon delivery by Citigroup Funding of shares of Outback Steakhouse common stock at maturity, a U. S. Holder will recognize no gain or loss on the purchase of the shares of Outback Steakhouse common stock by application of the monies received by Citigroup Funding in respect of the ELKS. A U.S. Holder will have a tax basis in such stock equal to the U.S. Holder’s tax basis in the ELKS (less the portion of the tax basis of the ELKS allocable to any fractional share, as described in the next sentence). A U.S. Holder will recognize gain or loss (which will be short-term capital gain or loss) with respect to cash received in lieu of fractional shares, in an amount equal to the difference between the cash received and the portion of the basis of the ELKS allocable to fractional shares (based on the relative number of fractional shares and full shares delivered to the holder).

It is possible that the IRS could seek to characterize the ELKS in a manner that results in tax consequences different from those described above. Under alternative characterizations of the ELKS, it is possible, for example, that the ELKS could be treated as a contingent payment debt instrument, or as including a debt instrument and a forward contract or two or more options. Under these alternative characterizations, the timing and character of income from the ELKS could differ substantially.

If, as a result of one or more dilution adjustments, at maturity Citigroup Funding delivers any combination of cash, shares of Outback Steakhouse Common Stock, and Marketable Securities, pursuant to the U.S. Holder’s purchase obligation under the ELKS, although not free from doubt, the U.S. Holder should allocate its cash deposit pro rata to the cash, shares of Outback Steakhouse Common Stock, and Marketable Securities received. Under this treatment, the U.S. Holder generally would be taxed as described in the preceding paragraph, except that the U.S. Holder’s basis in any shares of Outback Steakhouse Common Stock and Marketable Securities received would equal their respective pro rata portions of its deposit allocated thereto and the U.S. Holder would recognize short-term capital gain or loss equal to the difference between the cash received and the amount allocated thereto.

Non-United States Persons

The following is a summary of certain United States federal income tax consequences that will apply to Non-U.S. Holders of the ELKS other than Non-U.S. Holders that hold more than 5% in value of either the outstanding ELKS or the outstanding Outback Steakhouse common stock at any time throughout their entire holding period for the ELKS (to which this summary does not apply). The term “Non-U.S. Holder” means a beneficial owner of an ELKS that is a foreign corporation or nonresident alien.

In the case of a Non-U.S. Holder, the interest payments made with respect to the ELKS should not be subject to U.S. withholding tax, provided that such holder complies with applicable certification requirements. Any capital gain realized upon the sale or other disposition of the ELKS by a Non-U.S. Holder will generally not be subject to U.S. federal income tax if (i) such gain is not effectively connected with a U.S. trade or business of such holder and (ii) in the case of an individual, such individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition or the gain is not attributable to a fixed place of business maintained by such individual in the United States.

Estate Tax

In the case of a holder of an ELKS that is an individual who will be subject to U.S. federal estate tax only with respect to U.S. situs property (generally an individual who at death is neither a citizen nor a domiciliary of the United States) or an entity the property of which is potentially includable in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), the holder of an ELKS should note that, absent an applicable treaty benefit, the ELKS may be treated as U.S. situs property for U.S. federal estate tax purposes. Prospective investors are urged to consult your own tax advisors regarding the U.S. federal estate tax consequences of investing in the ELKS.

Backup Withholding and Information Reporting

A U.S. Holder of an ELKS may be subject to information reporting and to backup withholding on certain amounts paid to the U.S. Holder unless such U.S. Holder (i) is a corporation or comes within certain other exempt categories and demonstrates this fact, or (ii) provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. The amount of any backup withholding will be allowed as a credit against such U.S. Holder’s federal income tax liability and may entitle such U.S. Holder to a refund, provided that the required information is furnished to the IRS.

PLAN OF DISTRIBUTION

Please see “Plan of Distribution” in the accompanying prospectus supplement.

ERISA MATTERS

Please see “ERISA Matters” in the accompanying prospectus supplement.

You should rely only on the information contained or incorporated by reference in this pricing supplement and the accompanying prospectus supplement and prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained or incorporated by reference in this pricing supplement is accurate as of any date other than the date on the front of the document.

Citigroup Funding Inc.

Medium-Term Notes,

Series A

413,200

Equity LinKed Securities (ELKS®)

Mandatorily Exchangeable into the Common Stock of

Outback Steakhouse, Inc.

Due August 24, 2006

($41.47 Principal Amount Per ELKS)

Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed

by Citigroup Inc.

Pricing  Supplement

February 16, 2006

(Including Prospectus Supplement Dated

June 1, 2005 and Prospectus Dated

May 3, 2005)

Citigroup